Exhibit 99.12

EQUINOX GOLD CORP.

Management’s Discussion and Analysis

For the three months ended March 31, 2018

(Expressed in United States Dollars)

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations should be read in conjunction with the unaudited consolidated interim financial statements of Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX-V: EQX, OTC: EQXGF) for the three months ended March 31, 2018 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com.

This MD&A is prepared by management and approved by the Board of Directors as of May 2, 2018. This discussion covers the three months ended March 31, 2018 (“Q1 2018” or the “Quarter”) and the subsequent period up to the date of issuance of the MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements and to risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All these risks and uncertainties are discussed in the Company’s 2017 annual MD&A dated March 29, 2018, the joint management information circular dated February 22, 2017, and the joint information circular of NewCastle Gold (defined herein) and Anfield Gold (defined herein) dated November 14, 2017, all of which are filed on SEDAR.

CONTENTS

Business Overview	3
First Quarter 2018 Highlights and Recent Developments	3
Financial Results	6
Liquidity and Capital Resources	8
Outstanding Share Data	9
Commitments and Contingencies	9
Related Party Transactions	10
Risk and Uncertainties	10
Accounting Matters	10
Forward-Looking Statements	12
Technical Information	13

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018
BUSINESS OVERVIEW

Equinox Gold is a Canadian mining company with a multi-million-ounce gold resource base and the strategy to become a mid-tier gold producer from its existing asset base. The Company’s principal assets are its wholly-owned, past-producing Aurizona gold mine in Maranhão, Brazil (“Aurizona” or “Aurizona Project”) and its wholly-owned, past-producing Castle Mountain gold mine in California, USA (“Castle Mountain” or “Castle Mountain Project”). The Company’s primary focus in 2018 is completing construction and achieving production at Aurizona with the objective of pouring gold before the end of 2018. The Company is also completing a prefeasibility study for Castle Mountain, targeted for completion in mid-2018, with the objective of recommencing production in 2020.

Equinox Gold’s current asset base also includes an 83% interest in the Koricancha gold milling operation in Peru (“Koricancha”), 100% of the high-grade Elk Gold project in Canada, 100% of the Warintza copper-molybdenum exploration property in Ecuador, 100% of the Ricardo copper-molybdenum exploration property in Chile, and 60% of the La Verde copper-silver-gold exploration property in Mexico.

In addition to Equinox Gold’s internal growth opportunities, the Company intends to grow through mergers and acquisitions and is actively evaluating additional mineral properties. Equinox Gold is considering a number of alternatives to realize value from its portfolio of non-core gold and copper assets that could include developing some of them internally, spinning some out into a separate investment vehicle, joint ventures with other companies, or outright sale of certain assets.

The Company was created on December 22, 2017 when Trek Mining Inc. (“Trek Mining”) acquired all outstanding securities of NewCastle Gold Ltd. (“NewCastle Gold”) and Anfield Gold Corp. (“Anfield Gold”) (the “NewCastle-Anfield Transaction”), following which the Company changed its name from Trek Mining to Equinox Gold. Ross Beaty was appointed Chairman of Equinox Gold and has invested approximately $30 million from Q3 2017 onwards to become the Company’s largest shareholder, currently holding approximately 12% of Equinox Gold’s common shares.

Equinox Gold’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbol “EQXGF” and “EQXWF”, respectively.

FIRST QUARTER 2018 HIGHLIGHTS AND RECENT DEVELOPMENTS

• Full-scale construction of Aurizona approved in early January

• Construction fully funded, on budget and on schedule

• Mining agreement signed and activities underway, currently focused on removing waste from the Piaba pit and developing access roads

• Aurizona construction project-to-date financial fundamentals (includes project construction activities from Q4 2017) as of March 31, 2018:

• Budget of $146 million

• Project-to-date capital expenditures (“capex”) of $43.5 million

• Commitments made of $75.5 million (includes project-to-date capex spend)

• Undrawn portion of construction debt facility of $70.0 million

• Aurizona construction capex of $21.3 million during Q1 2018

• Total Q1 2018 exploration spend of $3.0 million

• Spent $1.7 million on Castle Mountain prefeasibility study preparation

• Retired $15.0 million of debenture purchased by Ross Beaty via conversion into common shares

• Received $14.8 million (C$18.4 million) cash, net of financing costs, pursuant to shareholder’s exercise of non-dilution rights

• Received milestone payment of $4.7 million in April 2018 related to December 2017 sale of Coringa project

• Q1 2018 net loss of $4.4 million

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018

• Working capital of $59.4 million at March 31, 2018, including cash and marketable securities of $52.2 million

• Koricancha operation generated $6.1 million revenue and recorded a $0.9 million loss

• Collected $1.6 million of value-added tax refund in April 2018

AURIZONA

Construction and development

Aurizona is a past-producing gold mine with significant infrastructure remaining at site, resulting in a short construction timeline and low initial capital to build an 8,000 tonne per day plant to produce on average 136,000 ounces of gold per year.

In early January 2018, the Company’s Board of Directors approved full-scale construction of Aurizona with a budget of $146 million, which includes all working capital and a 12% contingency. There were approximately $22 million of expenditures in 2017 on early works construction activities (transferred to construction in-progress in the Q1 2018 financials), and $21.3 million of expenditure during Q1 2018. The project remains on budget and on track to pour gold by year-end 2018.

The Company’s focus at Aurizona for Q1 2018 has been refurbishment of the existing process plant infrastructure, detailed engineering, earthworks and civil works to prepare for installation of new infrastructure, procurement of project materials and equipment, and raising the tailings facility. At the end of the Quarter the overall project was 44% complete, plant construction was 27% complete and EPCM (engineering, procurement and construction management activities) was 61% complete.

Fabrication of the new SAG and ball mills was completed in March and the components have been loaded onto a ship for transport to Brazil with delivery to Aurizona expected in June. The concrete foundations and pedestals for the SAG and ball mills are complete and ready for mill installation. All process plant earthworks have been completed. Structural steel erection in the grinding area has commenced. Additional concrete work is being completed in the leaching and thickening areas while formwork and rebar work is underway in the crusher and surge bin areas.

Refurbishment of the existing CIP circuit and detox tanks is complete while the refurbishment of other equipment such as pumps, agitators, screens and motors is 65% complete. Overall procurement of equipment and materials is 58% complete and all major purchase orders have been awarded. The new jaw crusher has been delivered to site along with other new equipment, a total of 600 tonnes from the anticipated 1,200 tonnes of structural steel has been delivered and steel erection activities have been underway since early April.

The tailings dam raise is also substantially complete and improvements to secondary access roads to site have been completed.

The mining contractor mobilized to site in March and mining commenced in mid-April. The majority of the mining fleet is on site and the contractor has filled most of the planned 200 operator and support positions. Mining activities are currently focused on removing waste from two locations in the Piaba pit and developing access roads in preparation for ore mining in Q3 2018.

Aerial view of Aurizona Plant and tailings facility Foundations and pedestals in place for mills Refurbishment of CIP tanks complete Mining waste on upper levels of Piaba Pit

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018

Exploration

During the Quarter the Company announced the results from exploration at six targets east and north-east of the Piaba reserve pit, where drilling discovered broad intervals of economic grade gold mineralization and several new mineralized structures. These discoveries, approximately four kilometres of western strike extension and other district-scale targets will be tested with upcoming exploration programs, and a study is underway examining opportunities to develop the underground potential of the Aurizona gold deposit.

More than 11,000 metres of drilling at the Piaba and Piaba West targets in 2017 successfully demonstrated that mineralization continues below the shallow western end of the reserve pit and up to 350 metres along strike to the west. These drill results are being incorporated into a resource update that is targeted for completion in mid-2018.

CASTLE MOUNTAIN

Prefeasibility study

The Castle Mountain heap leach gold mine produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. The property was substantially reclaimed from 2004 to 2012, but significant gold resources remain and are considered economic at current gold prices.

At Castle Mountain during Q1 2018, the Company focused on the exploration and related technical activities required to complete a prefeasibility study for the Castle Mountain Project with the objective of restarting production. The prefeasibility study is examining a production restart in a phased ramp-up scenario, starting with Phase 1 run-of-mine (“ROM”) heap leaching of backfill material from previous operations and ramping up to a full restart in Phase 2 that will include milling of a limited stream of higher-grade material and ROM leaching of the balance. While the base case plan for Phase 2 operations had originally contemplated three processing streams - ROM heap leaching for low-grade material, crushing and heap leaching of medium-grade material and milling for a limited stream of higher-grade material - metallurgical studies have shown higher than expected recoveries using ROM heap leach processing. As a result, the Company is advancing an alternative Phase 2 flow sheet employing ROM heap leach of low and medium-grade material and milling of high-grade material. This simplified flow sheet reduces operating complexity and also brings significant economic benefits to the project, reducing both up-front capital costs and long-term operating costs.

During the Quarter the Company expended $1.7 million on exploration and related technical activities to support the Castle Mountain prefeasibility study. Completion of the prefeasibility study is targeted for mid-2018 with the potential to commence Phase 1 production in 2020.

The Company has maintained its permits in good standing since operations ceased and has the key permits and the water supply required to commence Phase 1 production. Castle Mountain has a San Bernardino County Conditional Use Permit and a Federal Record of Decision to mine up 12,329 short tons per day of crushed ore. The Company is examining additional water source targets that would satisfy Phase 2 production requirements and is preparing a modification to Castle Mountain’s existing environmental impact study to accommodate the Phase 2 expansion.

Exploration

During the Quarter the Company announced that exploration has identified a new zone of significant mineralization at the East Ridge target, peripheral to the current resource pit, with grades significantly higher than the current resource grade. Additional drilling to examine East Ridge and other Castle Mountain targets is planned for later in 2018. Exploration at Castle Mountain in 2017 focused on upgrading material previously classified as waste or inferred resources within and adjacent to the pit shells with the objective of incorporating this material into the prefeasibility study.

KORICANCHA OPERATIONS

Koricancha processes ore purchased from small scale and artisanal miners throughout Peru. During the Quarter Koricancha processed 10,992 tonnes of ore and sold 4,777 ounces of gold for revenue of $6.1 million. Cost of sales was $7.0 million, which includes $5.2 million of ore purchasing costs and $1.6 million of other production costs, resulting in a net loss of $0.9 million for the Quarter. In April 2018 Koricancha collected $1.3 million of value-added tax refund related to 2017 operations.

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018

FINANCIAL RESULTS
Selected financial results for the three months ended March 31, 2018 and 2017
Selected consolidated results for the three months ended March 31, 2018 and 2017 are summarized below:
$ in millions, except per share amounts	Three months ended March 31,
	2018	2017
Revenue	$6.1	$2.6
Cost of sales	(7.0)	3.0
Gross margin (loss)	(0.9)	(0.4)

Exploration expenses	(3.0)	(0.4)
General and administration	(3.5)	(1.0)

Loss from operations	(7.3)	(1.8)
Other income (expenses)	2.9	4.8
Net income (loss) and comprehensive income (loss)	(4.4)	3.0
Net income (loss) per share attributable to Equinox Gold shareholders:
Basic and diluted	$(0.01)	$0.04
Diluted	(0.01)	0.04

The Company’s Q1 2018 revenues of $6.1 million increased over Q1 2017’s revenues of $2.6 million primarily due to an increase in ounces sold: 4,777 for Q1 2018 compared to 2,153 ounces for Q1 2017. The increase in Q1 2018 ounces is the result of the continued gradual build-up of Koricancha operations. The increase in revenues is also partly the result of an increase in the market price of gold, which averaged $1,329 per ounce for Q1 2018 compared to an average of $1,219 per ounce for Q1 2017.

The increase in cost of sales of $7.0 million for Q1 2018 over $3.0 million for Q1 2017 is primarily a result of the increase in Koricancha operating levels. During Q1 2018 Koricancha processed 10,922 tonnes of ore compared to 3,620 tonnes in Q1 2017. As all ore processed at Koricancha is purchased from third-party suppliers, cost of sales is tied directly to the market price of gold. The increase in cost of sales for Q1 2018 over Q1 2017 is also in part due to the above-noted increase in the market price of gold.

The Company’s Q1 2018 exploration expenses of $3.0 million are primarily attributable to activities related to the preparation of the Castle Mountain prefeasibility study. As Castle Mountain was purchased in December 2017, there are no comparative costs for the project for Q1 2017. The Company’s Q1 2017 exploration costs relate primarily to property holding costs for Warintza and Ricardo.

General and administration costs for Q1 2018 of $3.5 million increased from the $1.0 million incurred in Q1 2017. The increase is primarily due to an increase in personnel-related costs resulting from the corporate acquisitions during 2017 and the additional staff that joined Equinox Gold, including stock-based compensation of $1.6 million in Q1 2018 (Q1 2017 - $nil). Salaries and wages increased from $0.4 million in Q1 2017 to $0.9 million in Q1 2018 due to an increase in the number of personnel employed post JDL Gold Corp. and NewCastle Gold mergers. Corporate costs also increased from $0.6 million in Q1 2017 to $1.0 million in Q1 2018 as the result of increased marketing activities and additional professional fees, rent and office overheads.

Q1 2018 finance income of $0.9 million (Q1 2017 - $0.1 million) is composed primarily of accretion of non-current receivables for value-added taxes and interest income on cash deposits. There was no accretion of non-current receivables in Q1 2017.

The Q1 2018 finance expense of $0.9 million is composed primarily of interest expense on the debenture.

Other income in Q1 2018 of $2.8 million (Q1 2017 - $5.6 million) includes a gain on change of fair value of warrant liability of $4.6 million (Q1 2017 - gain of $4.5 million). The Company’s share purchase warrants are considered derivatives as they are to be settled in Canadian dollars and the US dollar is the Company’s functional currency.

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018

Accordingly, the Company’s share purchase warrants are classified and accounted for as derivative liabilities at fair value through profit or loss. The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX-V for warrants that are trading. The gain on change in fair value of the warrant liability is offset by: (i) a loss of $1.3 million (Q1 2018 - $nil) on settlement of the portion of the debenture that was extinguished via conversion to common shares; (ii) a loss of $0.4 million (Q1 2017 - gain of $0.4 million) related to the change in fair value of the Company’s marketable securities; and (iii) a realized foreign exchange loss of $0.3 million (Q1 2017 - gain of $0.4 million).

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through March 31, 2018:
$ in millions, except per share amounts	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017

Revenue	$6.1	$5.7	$4.0	$3.2
Cost of sales	(7.0)	(7.3)	(4.9)	(3.8)
Gross margin (loss)	(0.9)	(1.6)	(0.9)	(0.6)

Care and maintenance expenses (1)	-	(2.6)	(3.0)	(3.1)
Exploration expenses	(3.0)	(3.4)	(1.9)	(2.5)
General and administration	(3.5)	(4.8)	(2.7)	(2.3)

Loss from operations	(7.3)	(12.4)	(8.5)	(8.5)
Other income (expenses)	2.9	(14.3)	2.7	20.0
Net income (loss) and comprehensive income (loss)(3)	(4.4)	(26.7)	(5.8)	11.5
Net income (loss) per share attributable to Equinox Gold shareholders:
Basic	$0.01	$(0.13)	$(0.03)	$0.07
Diluted	0.01	(0.13)	(0.03)	0.03

$ in millions, except per share amounts	March 31, 2017	December 31, 2016(2)	September 30, 2016	June 30, 2016

Revenue	$2.6	1.1	$-	$-
Cost of sales	(3.0)	(2.3)	-	-
Gross margin (loss)	(0.4)	(1.2)	-	-

Care and maintenance expenses (1)	-	-	-	-
Exploration expenses	(0.4)	(0.2)	(0.2)	(0.2)
General and administration	(1.0)	(0.7)	(0.2)	(0.1)

Loss from operations	(1.8)	(2.1)	(0.4)	(0.3)
Other income (expenses)	4.8	2.2	(0.4)	(0.6)
Net income (loss) and comprehensive income (loss)(3)	3.0	0.1	(0.8)	(0.9)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted
Basic	$0.04	$0.01	$(0.01)	$(0.05)
Diluted	0.02	0.01	(0.01)	(0.05)
(1) Aurizona was taken off care and maintenance status and put into construction at the beginning of Q1 2018. There are no care and maintenance expenses prior to Q2 2017 as Aurizona was acquired on March 31, 2017.
(2) There are no comparative results for revenue, cost of sales and gross margin (loss) prior to Q4 2016 as Koricancha was acquired in Q4 2016.
(3) Prior periods adjusted to reclassify changes in fair value of marketable securities in other comprehensive income to net income as a result of adoption of IFRS 9.

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018

LIQUIDITY AND CAPITAL RESOURCES

Working capital

At March 31, 2018, Equinox Gold had $52.2 million in cash and marketable securities (December 31, 2017 - $71.3 million) and net working capital of $59.4 million (December 31, 2017 - $55.7 million). The Company’s cash position at March 31, 2018 of $49.4 million decreased from December 31, 2017’s balance of $68.0 million due primarily to spending on Aurizona construction and Castle Mountain exploration. This decrease in working capital assets was offset by a reduction in working capital liabilities resulting from the settlement of $15.0 million of the debenture via conversion to common shares, leaving the remaining portion of the debenture classified as a non-current liability and not part of working capital.

As at March 31, 2018, current accounts receivable and deposits were $14.5 million (December 31, 2017 - $11.8 million) composed of $5.7 million (December 31, 2017 - $4.3 million) of value-added taxes receivable from the Brazilian and Peruvian governments; $4.9 million (December 31, 2017 - $4.9 million) receivable from Serabi Gold plc from the sale of what was Anfield Gold’s Coringa project in December 2017; and $4.0 million in miscellaneous receivables, advances and prepaid expenses.

Inventory at March 31, 2018 totalled $3.4 million, up from $3.2 million at December 31, 2017. As at March 31, 2018, there was supplies inventory of $0.5 million, work-in-process of $1.7 million and finished goods of $1.2 million (December 31, 2017 - $0.7 million, $1.9 million and $0.6 million, respectively).

Accounts payable and accrued liabilities at March 31, 2018 were $9.2 million compared to $15.2 million at December 31, 2017.

The Company has an $85 million construction credit facility (the “Credit Facility”) with financial covenants that include, amongst others, requiring the Company to maintain minimum cash and working capital balances. As at March 31, 2018 Equinox Gold was in compliance with the covenants and $15 million of the Credit Facility had been drawn, leaving $70 million available.

As at March 31, 2018, the Company had a cash balance of $49.4 million, positive working capital and a project debt facility. When combined, the Company believes these are sufficient to fund construction of new and expanded infrastructure at Aurizona, other required activities to achieve a planned mine restart at Aurizona in late 2018, as well as the Company’s other current operations and business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining and milling operations.

Cash flow

Cash flow used in operations for Q1 2018 was $14.6 million (Q1 2017 - $2.9 million). The increase in cash used in operations over the prior year is due primarily to general and administration expenditures, exploration expenditure on the Castle Mountain prefeasibility study and on reducing accounts payable. Exploration expenditure during Q1 2017 was primarily for holding costs at Warintza and Ricardo. The Company’s general and administrative expenditures increased because of its two acquisitions in 2017 that increased corporate personnel and overheads.

Cash flow used in investing activities for Q1 2018 was $18.8 million (Q1 2017 - cash flows provided by investing activities of $1.5 million). The Company announced full construction of Aurizona at the beginning of January 2018 and used $19.0 million cash on those activities during the Quarter (Q1 2017 - $nil).

Cash flows provided by financing activities for Q1 2018 was $15.0 million (Q1 2017 - $40.6 million). During Q1 2018 the Company received net proceeds of $14.8 million from and issued 21 million common shares to Pacific Road Resource Funds (“Pacific Road”) upon the exercise of a non-dilution right (the “Pacific Road Non-dilution Exercise”). Pacific Road exercised its non-dilution right in conjunction with the shares issued by Equinox Gold in late December 2017 to acquire NewCastle Gold and Anfield Gold. As compared to financing activities for the same period in the prior year, in Q1 2017 the Company received $61.4 million net proceeds from brokered and non-brokered private placements that were completed in conjunction with its acquisition of Luna Gold Corp. Offsetting the funds received from financing activities in Q1 2017 was the cash settlement of $20.8 million of debt acquired as part of the acquisition of Luna Gold Corp.

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018

Share capital transactions

During Q1 2018, Ross Beaty, Chairman of Equinox Gold, acquired approximately 22.5 million common shares of the Company. The shares were purchased pursuant to a share and debenture purchase agreement between Equinox Gold, Mr. Beaty and Sandstorm Gold Ltd. (“Sandstorm”), whereby Sandstorm sold to Mr. Beaty 4.0 million common shares of Equinox Gold and $15.0 million principal of the debenture payable by Equinox Gold to Sandstorm at a combined purchase price of approximately $18.2 million (the “Beaty Transaction”). The debenture sold to Mr. Beaty was converted to approximately 18.5 million common shares.

The Pacific Road Non-dilution Exercise occurred in February 2018. The shares issued to Pacific Road are subject to a four-month hold period expiring on June 9, 2018.

The Company issued common shares in conjunction with the following transactions during Q1 2018:
# Shares
Balance December 31, 2017	404,749,044

Issued to settle the Beaty portion of the debenture	18,518,518
Issued on Pacific Road Non-dilution Exercise	21,000,000
Issued to settle option and warrant exercises and restricted share units	1,524,858

Balance March 31, 2018	445,792,420

OUTSTANDING SHARE DATA
As at the date of this report, the Company had 446,384,983 common shares issued and outstanding, 15,455,119 common shares issuable under stock options, 116,587,166 common shares issuable under share purchase warrants and 4,880,575 common shares issuable under restricted share units. The fully diluted outstanding share count at the date of this report is 583,307,843.
COMMITMENTS AND CONTINGENCIES
At March 31, 2018, the Company had the following contractual obligations outstanding:

	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings	$41,505	$1,524	$15,406	$15,316	$4,618	$4,641	$-
Accounts payable and accrued liabilities	9,187	9,187	-	-	-	-	-
Production-linked payments	6,000	289	2,168	2,205	1,338	-	-
Minimum payments under Gold Sales Agreement	5,000	1,500	1,500	1,500	500	-	-
Reclamation obligations	12,431	-	-	-	-	-	12,431
Purchase commitments	24,464	22,519	1,945	-	-	-	-
Lease commitments	580	342	164	74	-	-	-

In March 2018, the Company awarded a mining contract for the Aurizona mine.  The contract has a commitment value estimated at approximately $40 million per annum through September 2025.  If the contract is terminated earlier, the Company is subject to a penalty on a sliding scale ranging from 20% to 2% of the balance of the remaining contract value.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  While the outcomes of these matters are uncertain, based on the information currently available the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements.  In the event that management’s estimate of the future

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018 resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As of March 31, 2018, the Company recorded a legal provision for these items totaling $3.1 million, which is included in other long-term liabilities.
The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. The Company will likely in the future have to post security by way of cash, insurance bonds or equipment pledges with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments that are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.
RELATED PARTY TRANSACTIONS
Ross Beaty is Chairman of the Company and the transaction involving the settlement of his position of the debenture with Sandstorm via conversion to the Company’s shares is a related party transaction.
RISK AND UNCERTAINTIES
Risk factors are outlined in notes related to the Company’s audited consolidated financial statements for the year ended December 31, 2017, which are available on the Company’s website at www.equinoxgold.com and on SEDAR at www.sedar.com.
ACCOUNTING MATTERS
Use of judgment and estimates
In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2017.
Adoption of new IFRS pronouncements

IFRS 15 - Revenue from Contracts with Customers

The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a cumulative effect approach in restating the opening deficit balance as at January 1, 2018.

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied.

The Company is party to a precious metals sales arrangement (“Gold Sales Agreement”) whereby, in exchange for delivering gold ounces equivalent to 3.5% of the gold ounces that are milled, processed or sold from the Koricancha Mill over the life of the plant, the Company received an upfront deposit of $5 million (the “Upfront Deposit”). The Company receives $100 per ounce of gold delivered in accordance with the Gold Sales Agreement. Once the gold ounces delivered in accordance with the Gold Sales Agreement multiplied by the difference between the market price and $100 per ounce exceeds $6 million, the percentage of gold ounces deliverable reduces from 3.5% to 2.1%. The Company intends to satisfy all its obligations under the Gold Sales Arrangement through delivery of gold produced by Koricancha.

Notwithstanding the actual production by Koricancha, the Company is required to deliver sufficient ounces of gold such that, at a minimum, $1.5 million in each of the calendar years 2018, 2019, and 2020, and $0.5 million in the calendar year 2021. The $5 million received pursuant to the Gold Sales Agreement was recorded as unearned revenue and is recognized as operating revenue as deliveries of gold are made. During Q1 2018, the Company delivered 167 ounces under the terms of the Gold Sales Agreement.

The Company has no other long-term performance obligations with other customers. All other contracts with customers are to sell gold at the prevailing spot price in effect at the time of a sale.

Based on the Company’s analysis, the timing and amount of revenue from product sales did not change significantly under IFRS 15. However, IFRS 15 also requires that, for contracts that include a significant financing component, revenue should be recognised at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when they transfer to the customer, i.e. the cash selling price.

The Company determined the Gold Sales Agreement entered into to fund Koricancha’s original construction includes a significant financing component. The Company has analyzed the impact of adoption on revenues, finance costs and deferred revenue and determined they are not significant.

IFRS 9 - Financial Instruments

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard. The Company has elected not to adopt the hedging requirements of IFRS 9 at this time but may adopt them in a future period.

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: (i) those measured at fair value through profit and loss; (ii) those measured at fair value through other comprehensive income; and (iii) those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018 instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

IFRS 9 did not impact the Company’s accounting policies for the classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had no impact on the carrying amounts of our financial instruments at the transition date.

On adoption of IFRS 9, the Company designated its marketable equity securities as financial assets at fair value through profit or loss. On adoption of IFRS 9, the Company reclassified $0.1 million related to unrealized losses on the change in fair value of marketable securities from accumulated other comprehensive income to deficit.

Accounting pronouncements

IFRS 16 - Leases

On January 1, 2019, the Company will adopt IFRS 16 - Leases, replacing IAS 17 - Leases. The new standard aims to bring most leases into which a lessee has entered on-balance sheet and provides new guidelines under which a lessee must evaluate and measure a contract that contains a lease. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities. The Company is currently evaluating the impact the new standard will have on its financial results.

LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company’s officers are not required to certify the design and evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting and have not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.
FORWARD-LOOKING STATEMENTS
This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding the Company’s intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “objective”, “anticipates”, “seeks”, “target”, “underway”, “potential” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events, such as the Company’s ability to achieve the results anticipated in the Aurizona feasibility study, the Company’s ability to complete Aurizona

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three months ended March 31, 2018 construction activities on time and on budget, the Company’s ability to restart production at Aurizona and timing of the anticipated restart of production, the Company’s ability to achieve the annual production estimated for Aurizona, exploration results at Aurizona and the Company’s ability to expand the resource base and extend the Aurizona mine life, the Company’s ability to complete the Castle Mountain prefeasibility study and the results of the prefeasibility study, the Company’s ability to restart production at Castle Mountain and timing of the anticipated restart of production, the Company’s ability to increase Koricancha throughput and production, the Company’s ability to surface value from its non-core assets, conditions and risks associated with the Credit Facility, and statements regarding the Company’s assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of the Company’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company’s actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
TECHNICAL INFORMATION
David Laing, BSc, MIMMM, Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

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